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Exhibit 12

HARSCO CORPORATION
Computation of Ratios of Earnings to Fixed Charges

	YEARS ENDED DECEMBER 31
(Dollars in thousands)	2011(a)	2010(a)	2009(a)	2008(a)	2007(a)
Pre-tax income from continuing operations attributable to Harsco stockholders(b)	$40,401	$15,161	$152,347	$337,443	$372,713
Add: Consolidated Fixed Charges computed below	86,608	97,334	95,180	120,709	129,233
Net adjustments for unconsolidated entities	(464)	(214)	(94)	(417)	(868)
Net adjustments for capitalized interest	165	125	(572)	(277)	(723)

Consolidated Earnings Available for Fixed Charges	$126,710	$112,406	$246,861	$457,458	$500,355

Consolidated Fixed Charges:
Interest expense per financial statements(c)	$48,735	$60,623	$62,746	$73,160	$81,383
Interest expense capitalized	250	254	947	552	1,035
Portion of rentals (1/3rd) representing a reasonable approximation of the interest factor	37,623	36,457	31,487	46,997	46,815

Consolidated Fixed Charges	$86,608	$97,334	$95,180	$120,709	$129,233

Consolidated Ratio of Earnings to Fixed Charges	1.46	1.15	2.59	3.79	3.87

(a)
Does not include interest related to uncertain tax position obligations.

(b)
On January 1, 2009, the Company adopted changes issued by the Financial Accounting Standards Board related to consolidation accounting and reporting. These changes, among others, required that minority interests be renamed noncontrolling interests and that a company presents a consolidated net income measure that includes the amount attributable to such noncontrolling interests for all periods presented. For the computation above, income attributable to noncontrolling interests have been excluded from pre-tax income.

(c)
Includes amortization of debt discount.

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  Exhibit 12
HARSCO CORPORATION Computation of Ratios of Earnings to Fixed Charges